EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-118805) and related Prospectus of CV Therapeutics, Inc. for the registration of $150,000,000 of 2¾% Senior Subordinated Convertible Notes Due 2012 and to the incorporation by reference therein of our reports dated March 8, 2005, with respect to the consolidated financial statements of CV Therapeutics, Inc., CV Therapeutics, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CV Therapeutics, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Palo Alto, California

April 4, 2005